Exhibit 99.6

YANDEX N.V.

Corporate Governance Committee Charter

(as adopted as of [•] 2019)

A.            Purpose

The purpose of the Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Yandex N.V. (the “Company” and, together with its direct and indirect subsidiaries, the “Group”) is to:

•      develop and recommend to the Board a set of corporate governance guidelines applicable to the Company;

•      make recommendations to the Board regarding the composition of certain committees of the Board; and

•      oversee the evaluation of the Board.

This Charter should be applied in a manner consistent with all applicable laws, applicable governance codes and stock market rules and the Company’s articles of association, each as amended and in effect from time to time.

B.            Structure and Membership

1.             Number. The Committee shall consist of three (3) non-executive directors, none of whom shall be a Designated Director (as such term is defined in the Company’s articles of association).

2.             Independence. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Exchange (or any other stock exchange on which the Company’s ordinary shares may be listed) and the Dutch Corporate Governance Code, each member of the Committee shall be an “independent director” as defined by such rules.

3.             Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

4.             Compensation. The compensation of Committee members shall be as determined by the Board.

5.             Selection and Removal. Members of the Committee shall be appointed by a Board decision taken with an absolute majority, upon the recommendation of the Committee. The Board may decide to remove members of the Committee from such Committee, with or without cause, by a board decision taken with an absolute majority.

C.            Authority and Responsibilities

General

The Committee shall discharge its responsibilities, and shall assess the information provided by the management of the Group, in a diligent manner and in accordance with its business judgment.

Corporate Governance

1.             Corporate Governance Guidelines. The Committee is responsible for developing and recommending to the Board a set of Corporate Governance Guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

2.             Recommendation of Committee Memberships. The Committee is responsible for recommending to the Board persons to be appointed to each committee of the Board, other than the Nominating Committee and the Strategic Committee.

Evaluation of the Board; Succession Planning

3.             Evaluation of the Board. The Committee shall be responsible for overseeing an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, including the performance of individual Board members, to be discussed with the Board.

4.             Senior Management. The Committee shall oversee the policies of the Board in relation to the selection criteria and the nomination procedures that apply to senior management.

5.             Additional Powers. The Committee shall have such other duties as may be delegated from time to time by the Board.

D.            Procedures and Administration

1.             Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee may also act by unanimous written consent in lieu of a meeting. The Committee shall keep such records of its meetings as it shall deem appropriate.

2.             Subcommittees. The Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member) as it deems appropriate from time to time under the circumstances.

3.             Reports to the Board. The Committee shall report regularly to the Board and upon request of the Board.

4.             Charter. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5.             Independent Advisors. The Committee is authorized, without further action by the Board, to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Group. The Committee is empowered, without further action by the Board, to cause a member of the Group to pay the compensation of such advisors as established by the Committee.

6.             Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Group to meet with the Committee or any advisors engaged by the Committee.